Cadbury Schweppes plc

2008 Court Meeting, General Meeting and Annual General Meeting

Cadbury Schweppes plc today held a Court Meeting, General Meeting and Annual General Meeting, which a majority of the directors attended. The results of the voting by poll on the resolutions put to these meetings are listed below. All resolutions were passed by the required majority.

Court Meeting – Resolution to approve the scheme

No. of shareholders voting		No. of shares voting

For (% of votes cast)	Against (% of votes cast)	For (% of votes cast)	Against (% of votes cast)

90.48	9.52	99.75	0.25

General Meeting

	Resolution	For		Against		Withheld
		Votes	%	Votes	%	Votes
	Approve the scheme
	of arrangement and
	the amendments to
	the articles of
1.	association***	1,386,973,056	99.41	8,179,224	0.59	7,947,725

	Approve the
	demerger of
	American Beverages
	and entry into the
	Demerger
2.	Agreements***	1,386,728,147	99.39	8,497,442	0.61	7,870,142

	Approve the
	proposed Cadbury
	plc Reduction of
3.	Capital ***	1,386,984,621	99.42	8,148,196	0.58	7,965,509

	Approve the
	amendments to the
	Executive Share
4.	Schemes	1,392,289,251	99.51	6,806,269	0.49	3,992,860

	Approve the
	establishment by
	Cadbury plc of The
	Cadbury plc 2008
	Share Option Plan,
	The Cadbury plc
	2008 Long Term
	Incentive Plan, The
	Cadbury plc 2008
	Bonus Share
	Retention Plan and
	The Cadbury plc
	2008 International
5.	Share Award Plan.	1,378,166,057	98.83	16,277,259	1.17	8,621,356

	Approve the
	establishment by
	Cadbury plc of The
	Cadbury plc 2008
	Savings Related
	Share Option
	Scheme, The Cadbury
	plc 2008 Irish
	Savings Related
	Share Option
	Scheme, The Cadbury
	plc 2008 Irish AVC
	Savings Related
	Share Option
	Scheme, The Cadbury
	plc 2008
	International
	Savings Related
	Share Option
	Scheme, The Cadbury
	plc 2008 US
	Employees Share
	Option Plan, The
	Cadbury plc 2008
	Americas Employees
	Share Option Plan,
	The Cadbury plc
	2008 Asia Pacific
	Employee Share
	Acquisition Plan,
	The Choices 2008
	Share Incentive
	Plan and The
	Cadbury plc 2008
	Irish Employee
6.	Share Scheme.	1,394,045,140	99.56	6,223,594	0.44	2,818,921

	Approve the
	establishment by
	Cadbury plc of
	additional share
	schemes to those
	mentioned in
	resolutions 5 and 6
	for the benefit of
	overseas employees
	of Cadbury plc and
7.	its subsidiaries.	1,393,774,364	99.65	4,870,195	0.35	3,927,335

	Approve the
	increase in the
	maximum value of an
	annual award under
	The Cadbury plc
	2008 Long Term
	Incentive Plan to
8.	300% of basic pay.	1,341,221,831	97.34	36,692,643	2.66	25,125,226

Annual General Meeting

	Resolution	For		Against		Withheld
		Votes	%	Votes	%	Votes
1.	Receive the Financial Statements	1,135,009,842	99.88	1,354,246	0.12	1,517,123

2.	Declare the 2007 Final Dividend	1,136,301,395	99.99	159,541	0.01	1,444,742

3.	Approve Directors’ Remuneration Report	1,090,060,080	97.92	23,098,296	2.08	24,709,622

4.	Re-appoint Wolfgang Berndt as a director	1,386,652,946	99.09	12,743,576	0.91	2,128,441

5.	Re-appoint Lord Patten as a director	1,389,958,876	99.32	9,552,107	0.68	2,010,491

6.	Re-appoint Bob Stack as a director	1,389,179,030	99.35	9,116,496	0.65	3,228,245

7.	Re-appoint Guy Elliott as a director	1,390,490,863	99.36	8,998,938	0.64	2,035,026

8.	Re-appoint Ellen Marram as a director	1,390,486,958	99.35	9,027,690	0.65	2,006,557

	Re-appoint Deloitte & Touche LLPas
9.	auditors	1,386,201,349	99.67	4,557,992	0.33	10,756,572

	Authorise the directors to determine
10.	the auditors’ remuneration	1,394,852,531	99.65	4,846,167	0.35	1,824,610

	Authorise the
	directors to allot
11.	relevant securities	1,386,158,650	99.04	13,373,395	0.96	1,973,029

	Authorise the
	directors to make
	non pre-emptive
12.	share allotments***	1,388,401,581	99.24	10,621,115	0.76	2,490,928

	Authorise the
	directors to make
	market purchases of
13.	shares***	1,383,712,635	99.36	8,889,531	0.64	1,955,246

* Includes those votes giving the Chairman discretion.

**	These votes are not counted towards the votes cast at the Annual General Meeting

• Special resolutions

Sir John Sunderland, the Chairman said:

“This is a historic day for Cadbury Schweppes with shareowners overwhelmingly voting to separate the confectionery and beverage businesses after forty years together. Today’s decision is a key step in the strategic evolution of the company towards the creation of two world leading consumer goods companies. Cadbury plc and Dr Pepper Snapple Group are both well placed to flourish as independent companies. I am confident that the focus allowed by their separation will translate into improved performance and rewards for shareowners in the years ahead.”

J M Mills
Director of Group Secretariat
25 Berkeley Square
London, W1J 6HB
11 April 2008